United States securities and exchange commission logo





                               May 8, 2021

       Jorge Newbery
       Chief Executive Officer
       AHP Title Holdings LLC
       440 S. LaSalle St., Suite 1110
       Chicago, IL 60605

                                                        Re: AHP Title Holdings
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on April 12,
2021
                                                            File No. 024-11415

       Dear Mr. Newbery:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Part II and III
       Summary of Our Business and the Offering, page 1

   1. We note your statement on page 1 that your technology will offer a faster, more efficient, digital title, closing,
mortgage and real estate experience. Please provide your basis for that statement or
revise to state this as your belief.
   2. We note your disclosure on page 3 that you "will try to return to Investors all of their capital no later than
the fifth anniversary of the purchase date, assuming sufficient cash flow." Please clarify
what you mean by this disclosure because it appears that you may be planning to repurchase
the securities from investors. To the extent you are planning on repurchasing the
securities, please also briefly explain how you will conduct the repurchases, including
an analysis as to whether it will be a tender offer. In the alternative, if you are simply
referring to the 7% per year annual return referenced on the same page,
 Jorge Newbery
FirstName  LastNameJorge
AHP Title Holdings LLC Newbery
Comapany
May  8, 2021NameAHP Title Holdings LLC
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         clarify how paying a 7% return would result in a "return of capital" in 5 years. In this regard, we also note you disclosure on page 30 where you state that you intend to pay a
         10% return to investors and that you will make distributions "to Investors until they have received all of their invested capital."
3. We note that you describe your LLC Agreement dated March 26, 2020 in the Limitation on Rights in LLC Agreement section on page 8. However, the most recent agreement filed with this offering statement is dated December 18, 2020. Please revise for consistency or advise. In addition, the amended agreement does not appear to prohibit investors from transferring their shares, but rather gives you the right of first refusal to purchase these shares. Finally, there is no discussion of this limitation in the Summary of
         LLC Agreement on page 38. Please advise and/or revise your disclosure in all appropriate sections of the offering statement.
Part I
Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page 1

4. We note that in Part I the number of securities offered is listed as 7,500,000 at a price of
         $10, with the aggregate offering price of $50 million. We also note that in Part II of the offering statement you disclose that you plan to sell 5 million shares at $10 per share. Please revise for consistency.
Limitation on Rights in LLC Agreement, page 8

5. We note your statement on page 10 that "[y]ou must hire your own lawyer (at your own expense) if you want your interests to be represented." Please remove this statement because potential investors are not required to hire their own lawyers in connection with the the LLC Agreement described here.
Forum Selection Provision, page 9

6. We note that your forum selection provision in the limited liability company agreement identifies a state or federal court located within the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to
         Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
 Jorge Newbery
FirstName  LastNameJorge
AHP Title Holdings LLC Newbery
Comapany
May  8, 2021NameAHP Title Holdings LLC
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         Securities Act or Exchange Act.
Our Company and Business, page 12

7. Please revise this section to describe the current state of your business. In this regard we note your disclosure on page 4 that "as of the date of this Offering Circular the Company does not own any Mortgage Loans, has not made any credit improvement loans, and has no title insurance customers." Revise throughout to make disclosure about your operations prospective in nature as you do not appear to have begun operations. By way of example only, we note your disclosure on page 19 discussing "one way [you] liquidate the loans in our portfolio," that "[you] continue to improve our internal systems and to adopt new systems, including the proprietary pricing model [you] began to use in June 2015"
         and the statement that "[you] rely heavily on these systems." In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. Clarify if additional financing is needed for these plans, and whether or not that financing is currently available to you.
8. We note that in several places, including on page 12, you refer to your "proprietary model." Please briefly describe what your proprietary model is.
9. Please refer to page 25 and disclose if you already identified people who will serve in the key positions listed. State if you own or lease your office. In addition, disclose the number of your employees, not a combined number of employees of the company "and its affiliates."
10. Please add a government regulation discussion to your business section. Refer to Item
         7(a)(2) of Form 1-A. In this regard, we note your statement on page 5 that "both of [your]
         businesses are heavily regulated."
11. It appears based on your disclosure on page 6 that you plan to concentrate your business on specific states. Please revise your business section to reflect this plan or advise.
12. We note your disclosure on page 16 that Title Direct might borrow money to buy mortgage loans and that the amounts of of the borrowing "typically does not exceed 70%
         of the price." Because you do not currently appear to be operational, please remove the word "typically" or advise. In addition, expand your disclosure to explain where the remaining 30% of the price would come from if you were to borrow money to buy mortgage loans.
Restrictions on Loans, page 13

13. We note the disclosure that due to restrictions imposed by Vermont insurance regulations that Title Direct will invest only in loans that are fully performing, re-performing, or guaranteed by the Federal Government. However, we note the disclosure on page 12 that you expect that at least 70% of the loans you buy in the first year will be non-performing.
 Jorge Newbery
FirstName  LastNameJorge
AHP Title Holdings LLC Newbery
Comapany
May  8, 2021NameAHP Title Holdings LLC
May 8,
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         Please revise for consistency throughout, or advise.
New Technologies, page 22

14. Please explain your reference to blockchain technology here or remove it.
Our Company and Business
Capital Requirements, page 23

15. You disclose that you are required to maintain as least $5 million in capital stock invested in certain investments. We further note that you recorded title revenues from related parties. Revise your disclosures to discuss how this capital requirement has impacted or will impact your operations, including your plan to meet this requirement, and your timeline for doing so. Considering that you have not yet appeared to meet the capital requirement, revise to discuss how you are able to operate (and recognize revenue)
         without having met these capital requirements.
Leverage, page 27

16. In the event your are unable to borrow money from the FHLBB, please discuss what other sources of financing you will use.
Past Performance: Our Track Record So Far, page 28

17. Please advise why you included a section that describes the past business activities of your
         "affiliates." If these are not your activities or activities of your subsidiaries, remove this section in its entirety.
Mandatory Withdrawals, page 32

18. Please provide us with the legal basis for your statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company in the event that
         (1) you believe the investor made a material misrepresentation to the company or (2) if legal or regulatory proceedings are commenced or threatened against the company or any of its members arising from or relating to the investor's interest in the company.
Estimated Use of Proceeds, page 37

19. Please disclose what you mean by "capital stock" as one of the line items in your use of proceeds table.
Management Discussion, page 46

20. Please revise your disclosure to discuss both the related party revenues reported in your statement of operations and the Due to a Related Party liability on your balance sheet.
         Bridge this discussion with your statement that you have no operating results.
21. Please revise your operating results to discuss any potential liabilities associated with title
 Jorge Newbery
FirstName  LastNameJorge
AHP Title Holdings LLC Newbery
Comapany
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         insurance sold, or tell us why no residual risk associated with your related party revenues remains.
22. Please revise to disclosures to discuss how you intend to fund the purchase of Gulf Coast
         Title Insurance Company from Agents National Title Insurance Company in the event you do not raise enough money through this offering. Disclose if the use of proceeds from this offering will be prioritized for this acquisition over other items. Disclose when you anticipate closing the purchase. Also, disclose how your purchase of Gulf Coast impacts the Master Services Agreement that you and ANTIC entered into on the same date as the purchase agreement.
Management Discussion
Plan of Operation, page 46

23. We note your disclosure that regardless of whether you raise $50 million in this offering, you "believe that [you] have access to sufficient capital resources to begin operating
         [your] title insurance business." Please disclose the source of such funding.
Directors, Officers, and Significant Employees
Business Experience, page 47

24. For each of the officers and directors listed in this section, expand the disclosure to detail their business experience in the last five years, including specific positions held and names of organizations/corporations, in which such occupations and employment were carried out. Refer to Item 10(c) of Form 1-A.
Compensation of Directors and Executive officers, page 50

25. Please include compensation of executive officers and directors for your last completed fiscal year. Refer to Item 11 of Form 1-A.
Security Ownership of Management and Certain Securityholders, page 51

26. Please include information about security ownership in the format specified in Item 12 of
         Form 1-A. In addition, make sure that the information in this section is consistent with your disclosure on page 38 where you state that your common shares "are and will continue to be owned by AHP and its affiliates." In this regard, please include an organizational chart in the Summary section showing the Company and its subsidiaries, including ownership interests in each entity, after this offering.
27. We note your disclosure here that American Homeowner Preservation, Inc. ("AHP") owns
         100% of your shares. We also note that according to the Recent Sales section of Part I of the Form 1-A, AHP Servicing LLC holds 23,105,404 Class A shares. Please revise your disclosure for consistency or advise.
 Jorge Newbery
FirstName  LastNameJorge
AHP Title Holdings LLC Newbery
Comapany
May  8, 2021NameAHP Title Holdings LLC
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Interest of Management and Others in Certain Transactions, page 52

28. Please include the two related party transactions listed on page F-10 in this section. Refer to Item 13(a) of Form 1-A.
Signatures, page 55

29. Please have your principal accounting officer sign the offering statement. If the same person signed in more than one capacity, please indicate each capacity in which he or she signed.
Note 2: Summary of Significant Accounting Policies, page F-8

30. Please revise to address how you account for title insurance claims expense and related liabilities. Address whether or not you have paid title insurance claims expense for the periods presented in your financial statements.
31. Revise your disclosure to discuss your consideration and conclusion with regard Paragraph (a)(3) of Part F/S of the Form 1-A General
Instructions.
Notes to the Financial Statements
Note: 4 Related Party Transactions, page F-10

32. In regards to the advance in the amount of $200,000, please revise to clearly identify the related parties to whom the advance is due and the respective balances of each party comprising the total.
Exhibits

33. Please file your material contracts as exhibits to the offering statement and describe their material terms or advise why you are not required to do so. In this regard, we note your references to the following agreements:
             employment agreement with your president on page 5; and definitive agreement to purchase Gulf Coast Title Insurance
Company on page F-11.
34. Please have counsel revise the legality opinion to opine that the shares are "fully paid."
General

35. Please file a consent from your auditor pursuant to Item 17.11 of Part III of the Form 1-A
         General Instructions.
36. We note that throughout the offering statement you have the following websites listed as your websites: (1) www.AHPTitle.com, (2) www.AHPFund.com, and (3) www.AHPServicing.com. We note that the first website is not a functioning website
         and the second website is for a company that has been in business for ten years. Please explain to us and revise your disclosure to clarity what website address describes the business of AHP Title Holdings LLC, the offering entity.
 Jorge Newbery
AHP Title Holdings LLC
May 8, 2021
Page 7
37.      Please add a dilution section or advise. Refer to Item 4 of Form 1-A.
38. Please revise the cover page to add the page number where your risk factors section begins. Refer to Item 1(h) of Form 1-A.
39. We note that you refer to AHP Servicing LLC as your "affiliate." Please explain what is the affiliation between you and this company. In addition, we note your disclosure on page 17 that all of your key positions listed are filled by employees of AHP Servicing, and that all resolution managers report directly to Jorge Newbery, your CEO. Please revise to clarify why employees of another company report to your CEO.
40. We note your reference to the waiver of the trial by jury on page 9. Please revise your disclosure to:
             describe the jury waiver provision;
             clarify whether the provision applies to purchasers in secondary transactions; and
             include a new risk factor in the risk factor section of the offering statement discussing the material risks to investors related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 at
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJorge Newbery                                  Sincerely,
Comapany NameAHP Title Holdings LLC
                                                                 Division of
Corporation Finance
May 8, 2021 Page 7                                               Office of
Finance
FirstName LastName